UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

ProUroCare Medical Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

74373C 10 7
(CUSIP Number)

James L. Davis 6446 Flying Cloud Drive Eden Prairie, MN 55344
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO: 74373C 10 7	Page 2 of 9

1.	Names of reporting persons: James L. Davis I.R.S. Identification Nos. of above persons (entities only): NOT APPLICABLE

2.	Check the appropriate box if a member of a group: Not applicable

(a)	☐

(b)	☐

3.	SEC use only:

4.	Source of funds: PF

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power:	4,168,304

8.	Shared voting power:	-0-

9.	Sole dispositive power:	4,168,304

10.	Shared dispositive power:	-0-

11.	Aggregate amount beneficially owned by each reporting person: 4,168,304

12.	Check if the aggregate amount in Row (11) excludes certain shares ☐

13.	Percent of class represented by amount in Row (11): 22.7%

14.	Type of reporting person: IN

CUSIP NO: 74373C 10 7	Page 3 of 9

1.	Names of reporting persons: Davis & Associates Inc I.R.S. Identification Nos. of above persons (entities only): 41-0975255

2.	Check the appropriate box if a member of a group: Not applicable

(a)	☐
(b)	☐

3.	SEC use only:

4.	Source of funds: WC

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power:	120,664

8.	Shared voting power:	-0-

9.	Sole dispositive power:	120,664

10.	Shared dispositive power:	-0-

11.	Aggregate amount beneficially owned by each reporting person: 120,664

12.	Check if the aggregate amount in Row (11) excludes certain shares ☐

13.	Percent of class represented by amount in Row (11): 0.7%

14.	Type of reporting person: CO

CUSIP NO: 74373C 10 7	Page 4 of 9

1.	Names of reporting persons: The Davis & Associates Inc. 401K PSP. I.R.S. Identification Nos. of above persons (entities only): 41-0975255

2.	Check the appropriate box if a member of a group: Not applicable

(a)	☐
(b)	☐

3.	SEC use only:

4.	Source of funds: OO

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power:	205,978

8.	Shared voting power:	-0-

9.	Sole dispositive power:	205,978

10.	Shared dispositive power:	-0-

11.	Aggregate amount beneficially owned by each reporting person: 205,978

12.	Check if the aggregate amount in Row (11) excludes certain shares ☐

13.	Percent of class represented by amount in Row (11): 1.2%

14.	Type of reporting person: EP

CUSIP NO: 74373C 10 7	Page 5 of 9

Introduction

James L. Davis, a United States resident, the Davis & Associates, Inc., 401K PSP, a profit sharing plan and Davis & Associates Inc., a Minnesota corporation (collectively, the “Reporting Persons”) here by filed this Amendment No. 4 (this “Amendment”) to its Statement on Schedule 13D filed with the Securities and Exchange Commission on February 24, 2009 (the “Statement”) as amended by Amendment No. 3 thereto filed February 9, 2012 on behalf of the Reporting Persons identified in Item 2 of the Statement.

Items 4, 5, 6 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 4. Purpose of Transaction:

The first paragraph of Item 4 is amended and restated to read:

The Reporting Persons acquired the Shares reported herein for investment purposes in private placements and public offerings by the Issuer. In his role as a Director of the Issuer, Mr. Davis receives an annual award of $25,000 of stock options upon re-election to the Issuer’s Board by a vote of shareholders, and earns directors fees that may be paid in the Issuer’s common stock. Since 2006, Mr. Davis has been a guarantor of the Company’s bank debt, for which he has received common stock as consideration. The Reporting Person’s interest in the securities of the issuer reported in Item 5 of this Schedule 13D includes common stock received as consideration of Mr. Davis’ guarantee of the Issuer’s bank debt through October 31, 2012; there is no agreement as to consideration for future guarantee periods should the bank debt not be retired by that date.

Item 5. Interest in Securities of the Issuer:

Item 5 has been amended and restated, in its entirety, to read:

(a) As of the close of business on April 9, 2012, the Reporting Persons beneficially owned 4,168,304 Shares, constituting approximately 22.7% of the outstanding Shares of the Issuer. Each of Mr. Davis, Davis Associates and the Davis 401K may be deemed to be a beneficial owner of all of these Shares for purposes of filing this Schedule 13D; however, each Reporting Person disclaims beneficial ownership in such shares, except to the extent of its own pecuniary interest therein.

The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 16,964,231 Shares outstanding, which is the total number of Shares outstanding as of March 31, 2012, according to the transfer agent of the Issuer.

(b) By virtue of his direct and indirect control of Davis Associates and the Davis 401K, Mr. Davis is deemed to have sole voting and dispositive powers with respect to all of the Shares shown below.

Name	Number of Shares	% of Shares Outstanding
James L. Davis (1)	4,168,304	22.7%
Davis Associates (2)	120,664	0.7%
Davis 401K (3)	205,978	1.2%
____________

(1) Includes 2,660,139 Shares owned by Mr. Davis and 1,181,523 Shares that could be acquired within 60 days of the date of filing of this Schedule 13D pursuant to the exercise of warrants or options or the conversion of convertible debt held by Mr. Davis. Also includes 205,978 Shares beneficially owned by the Davis 401K and 120,664 Shares beneficially owned by Davis Associates.

CUSIP NO: 74373C 10 7	Page 6 of 9

(2) Includes 63,182 shares currently available upon exercise of warrants.

(3) Includes 111,014 shares currently available upon exercise of warrants.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit 99.1 hereto and is incorporated herein by reference.

(d) No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not Applicable.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
99.1	Schedule of Share Acquisitions Within past 60 days (filed herewith).

99.2	Joint Filing Agreement dated February 23, 2009 (incorporated by reference to Exhibit 99.2 to the Reporting Persons’ Schedule 13D filed February 9, 2009).

99.3	Form of warrant issued pursuant to Issuer’s 2007 Private Placement dated December 27, 2007 (incorporated by reference to Exhibit 4.16 to the Issuer’s Annual Report on Form 10-KSB filed March 31, 2008).

99.4	Warrant dated December 27, 2007 (incorporated by reference to Exhibit 4.17 to the Issuer’s Annual Report on Form 10-KSB filed March 31, 2008).

99.5	Form of warrants dated April 3, 2008 (incorporated by reference to Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q filed May 8, 2008).

99.6	Form of Origination Warrant issued pursuant to the Issuer’s Unit Put Agreement dated September 16, 2008 (incorporated by reference to Exhibit 4.22 to the Issuer’s Form S-1 filed September 19, 2008).

99.7	Form of Put Warrant issued pursuant to the Issuer’s Unit Put Agreement dated September 16, 2008 (incorporated by reference to Exhibit 4.23 to the Issuer’s Form S-1 filed September 19, 2008).

99.8	Warrant dated September 25, 2008 (incorporated by reference to Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q filed October 23, 2008).

99.9	Form of Warrant dated January 12, 2009 issued in public offering (incorporated by reference to Exhibit 4.28 to the Issuer’s Amendment No. 3 of S-1 filed December 18, 2008).

99.10	Form of Unit Certificate dated January 12, 2009 issued in public offering (incorporated by reference to Exhibit 4.29 to the Issuer’s Amendment No. 3 of S-1 filed December 18, 2008).

99.11	Specimen 2009 Replacement Warrant (incorporated by reference to Exhibit 4.4 to Issuer’s Registration Statement on Form S-3 filed September 25, 2009).

99.12	Form of Promissory Note issued pursuant to the Issuer’s private placement of promissory notes on June 11, 2010 (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K/A filed June 25, 2010).

99.13	Form of warrant issued as interest under unsecured promissory note pursuant to Issuer’s June 11, 2010 private debt placement (incorporated by reference to Exhibit 4.1 to Issuer’s Amended Current Report on Form 8-K/A filed June 25, 2010).

CUSIP NO: 74373C 10 7	Page 7 of 9

99.14	Form of Loan Guarantor Compensation Letter Agreement dated June 28, 2010 (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed July 2, 2010).

99.15	Specimen 2010 Replacement Warrant (incorporated by reference to Exhibit 4.25 to Issuer’s Registration Statement on Form S-4 filed July 2, 2010).

99.16	Form of Loan Guarantor Compensation Letter Agreement dated April 21, 2011 (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q filed May 9, 2011).

99.17	Form of Loan Guarantor Compensation Letter Agreement dated October 11, 2011 (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed October 17, 2011).

99.18	Form of Promissory Note issued pursuant to the Issuer’s private placements of promissory notes on June 20, 2011 and October 31, 2011 (incorporated by reference to Exhibit 10.1 to Issuer’s Quarterly Report on Form 10-Q filed August 15, 2011).

99.19	Form of Loan Guarantor Compensation Letter Agreement Amendment dated March 30, 2012 (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed April 5, 2012).

99.20	Form of Promissory Note issued pursuant to the Issuer’s private placements of promissory notes on March 30, 2012 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed April 5, 2012).

CUSIP NO: 74373C 10 7	Page 8 of 9

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2012

/s/James L. Davis		Davis & Associates, Inc.
James L. Davis
		By:	/s/James L. Davis
Name: James L. Davis
The Davis & Associates, Inc. 401K PSP		Title: President

By:	/s/James L. Davis
Name: James L. Davis
Title: Trustee